Exhibit 99.1

YAMANA GOLD ANNOUNCES SECOND QUARTER RESULTS

TORONTO, ONTARIO, August 8, 2012 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating results for the second quarter 2012.

HIGHLIGHTS FOR THE SECOND QUARTER 2012

●	Production of 288,700 gold equivalent ounces (GEO)(1)
●	Gold production of 242,692 ounces
●	Silver production of 2.3 million ounces
●	Cash costs of $244 per GEO(2)(3)

●	Significant financial results
●	Revenue of $536 million
●	Adjusted earnings(2) of $135 million, $0.18 per share
●	Cash flow generated from operations(5) of $241 million, $0.32 per share
●	Generated cash margin(4) of $1,361 per ounce
●	Cash and cash equivalents were $699 million
●	Declared a quarterly dividend of $0.065 per share, representing an 18% increase over the second quarter dividend rate

●	Advanced development projects Ernesto/Pau-a-Pique & C1 Santa Luz are on schedule and expected to be completed by the end of 2012; Pilar is also on schedule to be completed by mid 2013

●
At Jeronimo, results from the feasibility study indicate production of approximately 175,000 ounces per year for the first four years and a mine life of 11 years. Discussions have begun with our joint venture partner on the feasibility study, possible optimizations and advancing the project toward a construction decision

●
Acquisition of Extorre Gold – the transaction is expected to close on August 21, 2012 after which the Company will be evaluating a production plan and will provide an update on exploration and development plans by year end

●	At Suyai, the recent developments in the province of Chubut on the creation of a mining law framework provide the potential to advance a feasibility study on the project

1.	Gold equivalent ounces (GEO) includes silver production at a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/q22012
3.	Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.
4.	Cash margin is the difference between the average realized gold price received less by-product cash costs per GEO.
5.	Cash flow from operations before changes in non-cash working capital.

“We continue to focus on delivering financial performance to complement our operating results.  We are focused on value delivered through improvements in financial metrics, cash flow and margin maintenance and expansion being among the top measures of delivering financial performance,” commented Peter Marrone, Chairman and Chief Executive Officer.  “We are very pleased with the increasing and steady production results in the quarter and for the half year generally, and in particular, at our newest mine, Mercedes.  We continue to establish a track record of advancement and development of new mines and other projects also, although always with an attention to returns and value creation complementing planned production growth.”

KEY STATISTICS
	Three months ended June 30		Six months ended June 30
(In thousands of US dollars except where noted)	2012	2011	2012	2011
Revenues	$535,705	$573,283	$1,095,450	$1,049,360
Cost of sales excluding depletion,depreciation & amortization	201,024	191,777	392,866	348,879
Depletion, depreciation and amortization	94,785	89,018	182,554	169,529
General and administrative expenses	36,555	34,132	69,618	61,568
Exploration expenses	14,406	9,099	27,573	15,577
Operating Earnings	142,822	254,672	378,660	467,340
Equity earnings from Alumbrera	908	16,592	11,852	28,324
Net earnings	42,913	194,681	212,938	342,929
Net earnings per share	0.06	0.26	0.29	0.46
Adjusted earnings	134,887	186,181	319,192	338,388
Adjusted earnings per share	0.18	0.25	0.43	0.46
Cash flow generated from operations after changes in working capital	139,213	315,766	427,114	544,664
Per share	0.19	0.42	0.57	0.73
Cash flow generated from operations before changes in working capital	240,767	331,038	461,183	615,417
Per share	0.32	0.44	0.62	0.83
Average realized gold price per ounce	1,605	1,509	1,651	1,450
Average realized silver price per ounce	26.93	37.76	29.85	35.78
Average realized copper price per pound	3.60	4.22	3.66	4.25

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PRODUCTION SUMMARY – FINANCIAL  AND OPERATING SUMMARY

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Total gold equivalent ounces - produced	288,700	278,737	567,530	546,105
Gold produced	242,692	232,138	477,223	453,627
Silver produced (millions of ounces)	2.3	2.3	4.5	4.6
Total gold equivalent ounces – sold	268,441	261,926	541,935	516,014
Total copper produced – Chapada (millions of pounds)	40.4	40.8	70.7	79.2
Total payable copper sold - Chapada (millions of pounds)	37.4	41.6	64.7	71.3
	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Co-product cash costs per gold equivalent ounce(2)	$536	$451	$528	$450
Cash cost per pound of copper – Chapada(2)	$1.34	$1.32	$1.41	$1.26
By-product cash costs per gold equivalent ounce(2)	$244	$(80)	$265	$(34)

Financial Results for the three months ended June 30, 2012
Revenues were $536 million in the second quarter compared with $573 million in the same quarter of 2011. Mine operating earnings were $240 million in the quarter, compared with $293 million in the second quarter of 2011. Lower revenues and mine operating earnings were mainly due to lower metal prices and lower volume of copper concentrate sales, modestly offset by increased sales of gold ounces contributed by the Mercedes mine, which was under construction during the comparative period. Revenues for the quarter were generated from the sale of 268,441 GEO and 37.4 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to production excluding Alumbrera of 276,341 GEO ounces and 40.4 million pounds of copper representing a variance of almost 8,000 GEO and three million pounds of copper  production for the quarter relative to sales. The variance can be attributed to 6,000 ounces of unsold gold that is accounted for in inventory and the remainder is non-payable gold produced in copper concentrate. Revenues during the quarter are highly impacted by the timing of shipments. As at June 30, 2012, the Company had a build-up of finished goods inventory of approximately 32,000 GEO and 3.9 million pounds of copper.

Adjusted earnings were $135 million or $0.18 basic and diluted earnings per share in the second quarter of 2012, compared with $186 million or $0.25 per share in the same quarter of 2011. Lower adjusted earnings is attributed to lower metal prices, lower volumes of copper and concentrate sold and lower equity earnings from the Company’s investment in Alumbrera which although having produced 10.5 million pounds of copper attributable to Yamana during the second quarter, suspended export sales due to a new resolution in respect of repatriation of net proceeds from export sales in Argentina resulting in only 2.3 million pounds of copper sold attributable to Yamana.  Subsequent to the quarter end, export sales resumed and the backlog of shipments and sales are expected to be realized during the second half of 2012.

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Market fundamentals remain firm for gold albeit the effect of a stronger US dollar negatively affected gold prices during the quarter.  Average realized price of gold increased modestly, by 6%, from the second quarter of 2011, consistent with market prices.  Average realized copper price was $3.60 per pound compared to the average of $4.22 per pound in the second quarter of 2011.  Average realized prices for silver were $26.93 per ounce compared to $37.76 per ounce in the second quarter of 2011. Lower average realized prices for silver and copper reflect the weakening demand for these metals due to the global economic condition.

Net earnings for the quarter were $43 million or $0.06 per share on a basic and diluted basis, compared with net earnings of $195 million or basic and diluted earnings per share of $0.26 for the second quarter of 2011. In addition to the items impacting adjusted earnings discussed above, net earnings were impacted by non cash impairment losses on available for sale investments and net unrealized foreign exchange losses recorded in the quarter.

Cash flows generated from operations before changes in non cash working capital items for the quarter ended June 30, 2012 were $241 million compared to $331 million for the same period ended June 30, 2011. The decrease was due to lower earnings in the second quarter of 2012.  Cash flows from operations after taking into effect changes in working capital items for the period ended June 30, 2012 were $139 million, compared to inflows of $316 million for the same period ended June 30, 2011. The decrease was mainly attributed to the increase of trade receivables related to Chapada concentrate sales and decrease of payables due to timing of payments.

Equity earnings from associate were $1 million for the quarter compared with $17 million in the second quarter of 2011. Cash distributions from the Company’s equity investment in Alumbrera during the quarter were nil compared to $7 million in the second quarter of 2011.  Export sales were suspended by Alumbrera during the quarter due to a new resolution in respect to export revenue repatriation in Argentina. Export sales resumed in July under standard sales terms with the backlog expected to be sold in the second half of 2012 following an amendment to the original resolution extending the period for the repatriation of net export sales proceeds.

Cash and cash equivalents as at June 30, 2012 were $699 million compared to $550 million as at December 31, 2011.

The Company has over $1.4 billion in available funds to continue to invest in future growth.

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Financial Results for the six months ended June 30, 2012
Revenues were $1.1 billion in the first six months compared with $1.0 billion in the same period of 2011 mainly due to an increase of realized prices for gold and increased sales of gold and silver ounces partly offset by lower sales volume of copper concentrate and lower prices for copper and silver.  Mine operating earnings were $520 million, compared with $531 million in the first half of 2011.

Adjusted earnings were $319 million or $0.43 basic and diluted earnings per share in the first six months of 2012, compared with $338 million or $0.46 per share in the same period of 2011. Lower adjusted earnings is mainly attributed to lower prices for copper and silver, lower volumes of copper and concentrate sold, partly offset by higher average realized gold prices and gold ounces sold during the period. Lower equity earnings from the Company’s investment in Alumbrera also affected net earnings for the period.

Net earnings for the first six months were $213 million or $0.29 basic and $0.28 diluted earnings per share, compared with net earnings of $343 million or basic and diluted earnings per share of $0.46 for the same period of 2011. In addition to the items impacting adjusted earnings discussed above, net earnings were impacted by non cash impairment losses on available for sale investments and net unrealized foreign exchange losses.

Cash flows generated from operations before changes in non cash working capital items for the six-month period ended June 30, 2012 were $461 million compared to $615 million for the same period ended June 30, 2011.  Cash flows from operations after taking into effect changes in working capital items for the period ended June 30, 2012 were $427 million, compared to inflows of $545 million for the same period ended June 30, 2011.

Average realized price of gold was $1,651 per ounce, consistent with market prices, compared with $1,450 per ounce for the same period in 2011.  Average realized copper price was $3.66 per pound versus the average of $4.25 per pound, and average realized price for silver was $29.85 per ounce compared to $35.78 per ounce in the first half of 2011.

Equity earnings from associate were $12 million for the first six months compared with $28 million in the same period in 2011.  Cash distributions from the Company’s equity investment in Alumbrera during the period were nil compared to $27 million in the first half of 2011.  Export sales were suspended by Alumbrera during the second quarter of 2012 due to the new resolution in respect to revenue repatriation in Argentina, however in July the resolution was refined, resulting in the resumption of export sales in July with the backlog expected to be sold in the second half of 2012.

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Operating Results for the three months ended June 30, 2012
Total production from operations was 288,700 GEO for the second quarter, including the Company’s attributable production from the Alumbrera Mine, compared with production of 278,737 GEO for the quarter ended June 30, 2011, representing a 4% quarter to quarter increase. The production increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico.  Production from all mines was in line with plan except for Minera Florida, where the ramp up of the tailings re-processing plant was delayed in part due to the installation of a zinc recovery plant which is expected to further improve the cost structure through additional zinc by-product credits. Build up of stockpiles at some of the mines continued to provide greater flexibility in respect to future production.

By-product cash costs were $244 per GEO, compared with negative $80 per GEO in the second quarter of 2011.  Cash costs were impacted by lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds.  The temporary suspension of export shipments at Alumbrera further compounded the issue of low copper sale credits of 39.6 million pounds of copper compared to production of 50.9 million pounds of copper that led to higher by-product cash costs in the second quarter. The average market price for copper was 14% lower than that for the second quarter of 2011. Lower grades and higher input costs during the period, primarily due to higher prices for consumables and mining inflation, have also impacted by-product and co-product cash costs.

Co-product cash costs were $536 per GEO compared with $451 per GEO for the second quarter of 2011.

Copper production for the second quarter was 40.4 million pounds from the Chapada Mine, compared with 40.8 million pounds for the second quarter 2011.  Chapada copper production was slightly lower primarily as a result of lower copper grade and recovery rate offset by higher throughput compared with the second quarter of 2011.  Additionally, 10.5 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 9.3 million pounds for the quarter ended June 30, 2011.  Total copper production for the second quarter was 50.9 million pounds, compared with 50.1 million pounds in the same quarter of 2011.

Co-product cash costs per pound of copper were $1.34 for the quarter from the Chapada Mine, compared with $1.32 per pound for the second quarter in 2011.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $1.35 per pound versus $1.36 per pound for the quarter ended June 30, 2011.

The Company anticipates average by-product cash costs for the year to be lower than $250 per GEO, in line with previous guidance.  By-product cash costs are highly dependent on copper price assumptions.  A downward trend in co-product cash costs is expected to result from the ramp up of production at Mercedes, additional lower cost production from the tailings at Minera Florida and the expected grade improvement during the year at El Peñón and at Jacobina beginning in the fourth quarter.

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By-product cash costs are also expected to improve upon the resumption of export sales and copper sale credits from Alumbrera during the second half of the year.

 OPERATING MINES

A summary of mine-by-mine operating results can be found on the final page of this press release.

Chapada, Brazil
Chapada produced a total of 35,697 GEO contained in concentrate in the second quarter of 2012 compared with 31,566 GEO contained in concentrate in the same quarter of 2011, representing an increase of 13%. Chapada copper production was 40.4 million pounds in the quarter compared with production of 40.8 million pounds of copper in the second quarter of 2011. Gold production is expected to increase in 2013 and in the years to follow, mostly as a result of the start up of the oxide gold operation at Suruca and the expected gold and copper production from Corpo Sul beginning in 2014.

By-product cash costs for the quarter were negative $2,207 per GEO compared with negative $3,555 per GEO for the same quarter in 2011.  Lower by-product cash cost credits were due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds. The favourable effects of higher tonnage mined and tonnage processed on by-product and co-product cash costs per GEO were partly offset by lower feed grades and lower recovery rates during the quarter compared to that of the second quarter of 2011.

Co-product cash costs were $302 per GEO in the second quarter compared with $342 per gold ounce in the same quarter of 2011.  Co-product cash costs for copper were $1.34 per pound in the second quarter versus $1.32 per pound in the same quarter of 2011.

During the second quarter, production of gold, copper and concentrate increased from the first quarter of 2011, and has led to improvement in cash costs, both on a by-product and co-product basis.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $178 million (2011 – $219 million).  Revenues included mark to market adjustments and final and provisional pricing settlements in the quarter of negative $2.2 million (2011 – positive $2.6 million).

In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 49,000 gold ounces per year to Chapada’s operations over an initial five years beginning in 2013.  Corpo Sul, a recently discovered gold and copper deposit at the southwest end of the orebody of Chapada with mineral resource of higher average grade cores especially near the current Chapada pit, is expected to enhance throughput through the blending of these higher grade ores and increase in production levels for both gold and copper in the near term, and possibly allow further development in size and scale to potentially result in an entirely new mine, drilling results continue to support this.  The mineral grades of Corpo Sul are similar to the grades of the Chapada orebody.

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Production for the quarter was consistent with the mine plan, which indicated lower grades for 2012 relative to 2011.  Planned production from Chapada will decline in 2012 over the 2011 levels, however, gold production is expected to increase in 2013 and in the years to follow.

The Company’s strategic plan is to ensure sustainable production from Chapada of 150,000 gold ounces and 135.0 million pounds of copper from 2013 and onwards for at least five years.

Jacobina, Brazil
Gold production at Jacobina was 28,005 ounces in the second quarter, in line with 27,806 ounces produced in the second quarter of 2011.  The increase in production in the second quarter compared to that of 2011, resulted from a 2% increase in recoveries despite a decline in tonnage processed. The average ore grade for the third quarter is expected to be similar to the second quarter. However, continued development of access to higher grade areas is expected to improve average ore grade beginning in the fourth quarter.

Cash costs were $735 per ounce for the second quarter compared with $663 per ounce in the second quarter of 2011.  Cash costs were impacted by higher labour inflation and maintenance costs in addition to roof support improvements made during the second quarter.  Roof support improvement is a standard practice in underground mining and the intensity of such activity is dependent on the depth and rock stress condition of the area being mined.  Maintenance expenses are expected to decrease with the arrival of new equipment expected in August. The long term cost structure is expected to be in line with the first quarter of 2012.

The Company continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine. Development of these high grade areas is expected to lead to production increasing to above 140,000 gold ounces per year beginning in 2014.

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro was 16,219 ounces of gold in the second quarter compared to 14,007 ounces of gold in the second quarter of 2011, representing a 16% quarter-over-quarter increase.  The increased production was mainly due to higher gold grade and increased tonnage mined and tonnage processed.

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Cash costs for the second quarter were $827 per ounce, 11% lower than $934 per ounce for the same period in 2011. Increases in tonnage mined and tonnage processed positively impacted cash costs and more than offset the effect of mining inflation.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has since been mining at Fazenda Brasileiro for nearly nine years.  The mine continues to further outline exploration potential and mineral resource additions are expected in 2012.

Two new mineralization zones, CLX2 and Lagoa do Gato were discovered in 2009. The CLX2 zone is identified as having significant potential for high grade sources of ore for the mill.  Both infill and extension drilling confirm the continuity of mineralization in both areas.  The Company continues to develop the high grade mineral reserves at CLX2 with a focus on increasing mineral reserves and mineral resources. The Company is evaluating the possible extension of mine life.

El Peñón, Chile
El Peñón produced 105,245 GEO during the second quarter of 2012 compared to 124,118 GEO in the same quarter of 2011.  Production for the quarter consisted of 68,275 ounces of gold and 1.8 million ounces of silver, compared with 80,861 ounces of gold and 2.2 million ounces of silver produced in the second quarter of 2011.

Production of both gold and silver were impacted by lower feed grades, lower tonnage processed and lower silver recovery rates. The lower tonnage processed was planned in order to optimize the metallurgical recovery.  Current production in the lower grade areas will allow access to higher grade areas which is expected to increase production and lower cash costs over the remainder of the year.

Cash costs were $491 per GEO in the second quarter, compared with $382 per GEO in the second quarter in 2011.  Higher maintenance costs, increases in power costs, diesel and other consumables in addition to other mining inflation compared to that of the second quarter of 2011, contributed to higher per unit cash costs, which are expected to decrease as improved feed grades are planned for the balance of 2012.

Exploration has been ongoing for 20 years at El Peñón, which has a long track record of replacement of ounces mined. Exploration at Pampa Augusta Victoria is being fast tracked as part of the Company’s continuous exploration effort on high grade areas at El Peñón.  This is expected to return significant near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level of about 440,000 GEO per year and ultimately increase mine life.

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Minera Florida, Chile
Minera Florida produced a total of 23,978 GEO in the quarter, compared with 25,376 GEO in the second quarter of 2011. The expected lower production was mainly a result of lower gold feed grade and recovery, and lower tonnage mined and processed.

In addition, the mine produced 1,125 tonnes of zinc in the second quarter, compared with 1,863 tonnes of zinc produced in the second quarter of 2011. Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the second quarter were $811 per GEO compared with $614 per GEO in the same quarter in 2011 primarily as a result of higher cost for power, increased cost in temporary mine services and labour inflation, and lower credit from sales of zinc as a result of lower production and lower prices for zinc.

The Company’s expansion project at Minera Florida is expected to increase annual production by approximately 40,000 GEO per year for five years through the re-treatment of tailings. The tailings re-treatment plant was completed in May and ramp up to design capacity was delayed in part due to the installation of a zinc recovery plant that was not initially contemplated. The zinc recovery plant is expected to further improve costs through the application of additional zinc by-product credits.  Production from tailings re-treatment for 2012 is expected to be in the range of 12,000 to 16,000 GEO and ramp up to 40,000 GEO per year in 2013.  Overall costs are expected to improve with the addition of tailings production given the lack of mining costs associated.  In 2012 and years to follow, mine grade is expected to be consistent with mineral reserve grade and process efficiency will be augmented by low cost historical tailings material.

The Company has strengthened the leadership team at the senior management level in Chile by appointing a Vice President, Operations, in addition to a Vice President, Country Manager, to focus on the operations in Chile and Mexico with the expansion at Minera Florida as their first priority.

Near mine exploration at Minera Florida continues to focus on the Portezuelo, El Roble and Tribuna sectors to delineate the extension of the orebodies.  Mine development has advanced as planned in areas such as Tribuna, Maqui Clavo I, which is expected to maintain and ensure future production levels.

Gualcamayo, Argentina
Gualcamayo produced 38,297 ounces of gold in the second quarter compared with 43,194 ounces produced in the second quarter of 2011. Lower production was mainly due to lower feed grade and recovery rates despite increased tonnage mined and processed, hampered by the higher cells at the southern leach pad that impacted the recovery time of the materials stacked.

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Cash costs were $547 per ounce in the quarter ended June 30, 2012 compared with $399 per ounce in the second quarter of 2011. Inflationary pressures on labour and consumable costs, lower grade and recovery along with increased maintenance to improve availability of equipment resulted in higher cash costs.

Subsequent to the quarter end, Gualcamayo started to place materials on the heap leach pad in Valle Norte as part of the planned expansion which is expected to improve recoveries and production in the fourth quarter. Production from Valle Norte is scheduled to start in August. Underground development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions to be completed by mid-2013 are expected to increase sustainable production to over 200,000 gold ounces per year beginning in 2014.

A scoping study on the evaluation of milling higher grade ore at Gualcamayo, subject to mineral resource increases into 2012 and 2013, has commenced and is expected to be completed in the first half of 2013.

Mercedes, Mexico
Mercedes produced 28,900 GEO in the second quarter, consisting of 26,646 ounces of gold and 0.1 million ounces of silver, representing increases over the first quarter production of gold by 21% and silver by 16%.

Cash costs per GEO were $499 for the second quarter, 16% lower than the cash costs in the first quarter. Cash costs are expected to trend down as production continues to ramp up, averaging approximately $475 - $500 per GEO for the year.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine.  Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production.  Infill drilling at Lupita is confirming the width and grades of mineralization and is expected to continue growth of the measured and indicated mineral resources that will extend mine life, maintain higher throughput and sustainable production levels.

Production is initially planned at 120,000 GEO per year although increased throughput along with the additional ore from Barrancas, and as accelerated underground development work advances during 2012, the Company expects production to increase to 125,000 – 135,000 GEO in 2013 and to a sustainable level of 140,000 GEO beginning in 2014.

Alumbrera, Argentina
The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $1 million for the second quarter, compared with $17 million reported for the same quarter of 2011.  Lower earnings were due to the suspension of export sales by Alumbrera during the quarter to comply with a new resolution in respect of repatriation of net proceeds from export sales set forth by the Argentine Government.  Subsequent to the quarter end, the Argentine Government amended its resolution enabling Alumbrera to resume exports.  Export sales of concentrate have resumed in July and the backlog of sales is expected to be realized during the second half of 2012.  The Company did not receive a cash distribution during the six months ended June 30, 2012, compared with cash distributions of $7 million during the three months and $27 million for the six month period ended June 30,  2011.

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Attributable production from Alumbrera was 12,359 ounces of gold and 10.5 million pounds of copper for the quarter. This compares with attributable production of 12,670 ounces of gold and 9.3 million pounds of copper for the second quarter of 2011. Gold production was slightly lower mainly due to lower feed grades from the ore mined and stockpiled ore. Copper production increased by 13% primarily due to higher recovery rates.

By-product cash costs per ounce of gold were impacted by significantly lower copper sale credits.

CONSTRUCTION AND DEVELOPMENT PROJECTS

Ernesto/Pau-a-Pique, Brazil
Construction progress is on schedule with commissioning and start up of production expected by the end of 2012 and commercial production by mid-2013. As of June 30, 2012, physical advancement continued and was approximately 92% complete. Mine development and electromechanical works continued as expected.  Underground development at Pau-a-Pique continued to progress and reached a total length of more than 3,400 metres.  Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years expected to be approximately 120,000 gold ounces.

C1 Santa Luz, Brazil
Construction progress is on schedule with commissioning and start up of production expected by the end of 2012 and commercial production by mid-2013.  As of June 30, 2012, physical advancement of the project was approximately 89% complete. Civil works, power line construction and electromechanical assembly continued as planned. Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years to exceed 130,000 gold ounces.

Pilar, Brazil
Construction progress is on schedule with commissioning and start up of production expected by mid-2013 with commercial production expected by the end of 2013.  As of June 30, 2012, physical progress advanced to approximately 53%.  Civil works and electromechanical assembly continued as planned. Underground development at Pilar continued to progress and reached a total length of more than 6,400 metres and underground development at Caiamar has been initiated.

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Annual production from the mine was originally estimated to be 120,000 ounces of gold.  The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant mineral resource growth. Development of Caiamar, a high grade satellite deposit located 38 kilometres west of Pilar, is expected to contribute to production and utilization of this excess capacity at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year expected to begin as early as 2014. Mineral resource development and work on a feasibility study continued at Caiamar during the quarter and earth works were initiated. The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

Jeronimo, Chile
At Jeronimo, the various components of the feasibility study have been completed.  Results of the studies indicate:

●	Initial capital: $425 million, (including a contingency of approximately $50 million)
●	Operating costs: $650/oz
●	Average annual production: 150,000 ounces per year with production of approximately 175,000 ounces in the first four years
●	Mining method: Combination of Room and Pillar, Long hole Stoping and Sub Level Stoping
●	Processing method: Flotation and pressure oxidation, followed by CIL
●	Throughput: 1.5 million tonnes of ore per year
●	Gold recovery: 86%
●	Expected Mine Life: 11 years based on current mineral reserves of 1.9 million gold ounces contained in 15.2 million tonnes at a grade of 3.88 g/t

The Company has begun discussions with its joint venture partner (43% owner of the project) on the components of the feasibility study. As these discussions advance, the Company will be pursuing several optimization studies and undertake advanced engineering that would normally follow a positive construction decision, to further enhance the project economics and to create greater certainty with costs and specifics of processing. One study on the use of reverse osmosis to reduce sulfuric acid consumption is ongoing and the Company is now evaluating the impact of the related recovery of manganese as a secondary metal that would decrease operating costs. Other optimizations being studied include a tailings dam cost savings related to thickening improvements, the decrease of flotation concentrate mass and the use of existing infrastructure, power lines and roads, all of which could reduce capital and operating costs.

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The Company will continue discussions with its joint venture partner to continue to pursue optimizations of the current feasibility study and complete the advanced engineering studies toward an objective of evaluating a construction decision on Jeronimo.

Cerro Moro, Argentina
On June 18, 2012, the Company announced that it had entered into a definitive agreement with Extorre Gold Mines Limited to acquire all of its issued and outstanding common shares.  Extorre is a mining company with exploration and development stage precious metals projects, the most advanced of which is the Cerro Moro project, a high grade gold and silver deposit with approximately 1.36 million ounces of gold equivalent indicated mineral resources and 1.05 million ounces of gold equivalent inferred mineral resources, located in the province of Santa Cruz in Argentina. Pending the close of the transaction, the Company will be evaluating a plan for production beginning in 2015 that targets 200,000 GEO and by year end will provide an update on exploration and development plans.  The closing of the transaction is expected in August 2012.

Suyai, Argentina
Recently the Governor of Chubut introduced the framework for a new mining law which is expected to be passed by the provinces’ legislature in due course. This law allows for mining throughout the province of Chubut, which is a very positive development for the jurisdiction. Given the depth of historic work completed on the project and the ongoing desktop work, the Company expects to fast track a feasibility study in anticipation of an acceptable resolution to all the details and the passing of the new mining law. Further information on the project is expected before year end.

EXPLORATION

The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The 2012 exploration program of $125 million will continue to focus on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina and the development of several greenfield projects with the potential to be brought into the Company’s project pipeline, enhancing present and future asset values.

The following summary highlights key updates from the exploration and development program at the Company since the end of the first quarter of 2012.

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Gualcamayo, Argentina
During the second quarter, drilling totaled 7,300 metres in 39 holes. The drilling is focused on extending the Rodado breccias to the north. In addition, the development of a new underground access was commenced to the southwest extension of both the Rodado and QDDLW breccias, which remains open down dip with 450,000 ounces of new inferred resources identified.

Pilar, Brazil
The drilling is focused on the expansion of the Jordino resource both down dip, which has been shown to be open for more than two kilometres of dip length, and along strike to the south under younger cover rocks. In addition, exploration drilling will be completed at Maria Lazarus located approximately 10 kilometres west of Jordino and is similar in geology and style of mineralization to Jordino.  Year-to-date, 35 drill holes have been completed totaling 13,956 metres and drill results confirm that growth in mineral reserves and mineral resources will continue in 2012. The success of this early stage drilling effort at Maria Lazarus continues to confirm that the area surrounding Pilar is a cluster of mineralized zones which will contribute to Pilar’s ore feed or potentially could be developed as a multiple mine complex. The Company has already increased the capacity of the mill by 30 percent from the feasibility study level and continues to assess potential increases to production and mine life with a strategic plan to fully utilize the increased capacity beginning in 2014.

Chapada, Brazil
The $7 million 2012 exploration program includes 27,000 metres of diamond drilling that will principally target the southern extension of the Corpo Sul deposit as well as infill parts of the Corpo Sul mineral resource identified in 2011.  Early results from current diamond drilling completed south of the Corpo Sul extension have returned very encouraging gold and copper values from sulphide mineralization. Hole CS-70 is the southernmost hole completed to date and intersected wide zones of alteration and mineralization. The intersection extends Corpo Sul for more than 2.5 kilometres along strike to the southwest.  Additional drilling on sections spaced between 200 to 400 metres apart confirmed similar grades to that in CS-70.

The results from Corpo Sul confirm similar metallurgy to the Chapada main pit ores.  Based on this and the associated low strip ratio of the existing resource the Company is provided with the flexibility to at least blend ore between the main pit and Corpo Sul to increase production, particularly copper production because of the higher copper grade.

The drilling at Corpo Sul has identified gold and copper mineralization along a minimum strike length of 4.5 kilometres, to a depth of almost 300 metres and mineralization remains open along strike and down dip.  With the discovery of Suruca in late 2009, Corpo Sul in 2011 and the continued positive results at Corpo Sul this year, economic copper and gold mineralization has now been identified along a strike length of almost 16 kilometres including the main Chapada deposit. Corpo Sul will provide the opportunity to further evaluate whether it will be more than just a higher grade ore contribution to an ore blend, or as it begins to show sufficient size and continuity to either represent a larger portion of ore contribution or an entirely new mine adjacent to Chapada.

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During the remainder of 2012, diamond drilling will continue to focus on the expansion and delineation of mineralization at the Corpo Sul extension and on confirming grade continuity of the Corpo Sul mineral resource through infill drilling.

El Peñón, Chile
The $29 million 2012 exploration program includes 140,000 metres of surface and underground drilling. The objective of the exploration program is to replace mineral reserves and mineral resources and, in particular, outline new high grade ounces that will provide sustainability for long term production goals.  During the first five months of 2012 a total of 34,383 metres of drilling have been completed. The drilling has resulted in the discovery of a new mineralized vein structure, Fortuna Este, and the advancement of two new targets, Dorada South and the Elizabeth vein at Pampa Augusta Victoria, that will provide mineral reserve and mineral resource growth for 2012.

Fortuna Este – Exploration drilling completed in the second half of 2011 discovered a massive quartz vein structure 300 metres east of the Fortuna deposit. Since the discovery, seven widely spaced surface reverse circulation and diamond drill holes and three underground diamond drill holes have been completed along a strike length of 800 metres. The best grades and widths of mineralization have been intersected in the northern part of Fortuna Este. Various drill holes at the southern end of east of Fortuna also indicate the presence of high grades, multiple structures and the continuity of a mineralized structure, which bode well for the upside of Fortuna Este. During the remainder of 2012, drilling will focus on expanding the high grade areas in both the north and south as well as delineating the new structure identified.

Dorada South – Two new mineralized structures, Dorada West 1 and Dorada West 2 have been identified along the southern projection of Dorada.  The structures, which are separated by 20 to 30 metres of barren wall rock have been traced along 700 metres of strike length and remain open along strike to the south.  Mineralization consists of oxidized hydrothermal breccias and quartz veins with abundant hematite and manganese oxides and is best developed near a sub horizontal contact between rhyolite tuffs and underlying rhyolite flows and intrusive rocks.  The mineralization has been traced along a dip length of approximately 150 metres and remains open down dip.

Elizabeth Vein, Pampa Augusta Victoria – Past drilling at Pampa Augusta Victoria had identified several discontinuous vein zones in the hanging wall of the main Victoria vein. These structures, approximately 400 metres east of Victoria, were not included in 2011 in any mineral reserve or mineral resource estimate due to the lack of drill information.  Drilling in 2012 is specifically focused on establishing the continuity of these sub parallel structures and a narrow but high grade deposit in the Elizabeth vein has been identified. A total of 32 holes have been completed to date at Elizabeth and have outlined mineralization along a strike length of 300 metres and a dip length of 150 metres and the mineralization remains open along strike and locally down dip. As with Victoria, the mineralization is characterized by extremely high silver values.

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Additional drilling in 2012 will focus on extending the mineralization at Elizabeth as well as the other sub parallel structures east of Victoria and establishing a mineral reserve and mineral resource for these areas. Exploration drilling will continue throughout 2012 to further extend mineralization at Victoria, both along strike and down dip, and will also expand and confirm the mineral resource potential of the Victoria Este and Elizabeth veins.  Pampa Augusta Victoria is being fast tracked which will contribute to production and, along with the new discoveries, will give the Company the flexibility to consider an increase in annual production above the newly established sustainable level of 440,000 GEO at El Peñón.

Mercedes, Mexico
The $7 million 2012 exploration program includes approximately 33,000 metres of diamond drilling focused on the expansion of mineral reserves and mineral resources, particularly at the Lagunas Norte extensions within the Barrancas zone and at the Lupita vein zone. Three core rigs are currently on site and a total of 26,604 metres have been drilled in 96 holes year-to-date.  Mercedes is a gold-silver vein/stockwork system with mineralization contained in four areas: Mercedes, Barrancas, Klondike and Lupita.

Barrancas Vein, Marianas Zone extension – A total of 14 holes have been completed as part of a widely spaced drilling program that has tested nearly 1,000 metres of strike length to the northwest of the Lagunas Norte ore body on the Barrancas structural trend.  Almost all holes have intersected broad zones of fractured, iron stained and argillized andesite. However, associated quartz-carbonate-adularia stockwork/brecciated vein zones are highly variable in distribution and width.  Additional drilling to be completed in 2012 will be focused on establishing the continuity and extensions of this newly discovered “Marianas” zone.  This new discovery at Marianas is currently not reflected in Mercedes’ mineral reserves and mineral resources and it is expected that continued exploration success will contribute to mineral resources growth in 2012.

Lupita – Thirty metre infill drilling at Lupita continues to demonstrate that the quartz-carbonate vein/stockwork zone at the lower andesite/upper tuff contact is very continuous.  Vein width varies from 0.5 to nearly 15.0 metres although the amount of greenish ore stage quartz varies greatly from hole to hole. Forty-five holes have been completed to date and assays returned indicate that most holes within the 2011 inferred grade shell contain at least narrow intervals with grades over 2.0 g/t gold equivalent.  The drill program currently being completed at Lupita will increase the confidence in mineral resources from inferred to indicated and enable a mineral reserve analysis to be completed.

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The continued exploration success and growing mineral resources at Mercedes will contribute to sustainability of higher throughput levels of 1,800 tonnes per day, higher production level of 140,000 ounces of annual production expected beginning in 2014 and the potential increase extension of mine life.

Picacho, Mexico
On April 4, 2012, the Company reached an agreement with Adit Resources Corp., a wholly owned subsidiary of Tara Minerals Corp., to acquire 100% of American Copper Mining S.A. de C.V., holder of the Picacho group of concessions. The Picacho group of concessions consists of 7,060 hectares and is located 65 kilometres northeast of the Company’s Mercedes Mine in Sonora, Mexico.  The Company commenced its first drilling campaign at Picacho in July with drilling results expected before the end of 2012.

OUTLOOK AND STRATEGY

The Company is focused on operational predictability and reliability with a concentrated effort in increasing cash flows, containing costs and expanding margins to maximize shareholder value. The Company continues on a steady path of organic growth through expanding current, near term and in development production plans, developing new projects and advancing its exploration properties.  The Company sometimes complements its growth strategy by adding properties and projects with high development potential and economic upside through strategic acquisitions.

Production in 2012 is expected to be in the range of 1.2 to 1.3 million GEO. This will represent an increase from 2011 production of approximately 13%, most of which will come from Mercedes as  production ramps up having completed commissioning. C1 Santa Luz and Ernesto/Pau-a-Pique are also expected to start production by the end of 2012.

Production in 2013 is expected to be in the range of 1.5 to 1.7 million GEO, most of which will come from a full year of production from C1 Santa Luz and Ernesto/Pau-a-Pique, the start up of Pilar, the processing of tailings at Minera Florida and the expansion of Gualcamayo.

By 2014, production is targeted to be at a sustainable level of approximately 1.75 million GEO. This includes production from the existing mines and development projects for which construction decisions have been made.

Current exploration and early development projects will potentially add to this production level and will be included once construction decisions have been made. These projects include Jeronimo, Agua Rica and Suyai.

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Adding to the pipeline of exploration and development projects, the Company has announced the proposed acquisition of Extorre Gold Mines Limited (“Extorre”), owner of the Cerro Moro project located in the Deseado Department, Santa Cruz Province, Argentina.  The acquisition of Extorre is expected to close in August 2012.

In the second quarter of 2012, the Company also acquired the Picacho property, located 65 kilometres northeast of the Company’s Mercedes Mine in Sonora, Mexico, and additional mining rights near the Chapada Mine in Brazil.

The Company is contemplating certain initiatives that will result in improved recoveries, reduced costs and/or mine life extension at various operations. These projects are currently being evaluated with final decisions pending. The most significant impact projects are at El Peñón, Chapada and Pilar.

Cash costs are expected to remain below $250 per GEO for 2012.  Cash costs are calculated after only base metal by-product credits.

Development capital expected to be spent in 2012 remains to be $665 million as planned.  This will decline in 2013 and the following years as the Company’s development projects are completed. Sustainment capital expenditures are expected to be $340 million in 2012 and decline on a per GEO basis after the current sustaining development projects are completed in 2014. The Company expects to spend approximately $125 million on exploration in 2012 with a continued focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, and exploration of greenfield targets.

In addition to over $1.4 billion of available cash and undrawn credit available at June 30, 2012, the Company expects robust cash flows from operations under the current and intermediate term pricing conditions for gold will enable the Company to fully fund its growth, reward shareholders through dividends and accelerate capital spending to enhance the Company’s production growth profile.

SECOND QUARTER CONFERENCE CALL
Q2, 2012 Conference Call Information for Thursday, August 9, 2012 at 11:00  a.m. ET

Toll Free (North America):	1-800-355-4959
Toronto Local and International	416-695-6616
International: Participant Audio Webcast:	www.yamana.com

Q2, 2012 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053	Passcode 9088417
Toronto Local and International:	905-694-9451	Passcode 9088417

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The conference call replay will be available from 2:00 p.m. ET on August 9, 2012 until 11:59 p.m. ET on August 23, 2012.

Via Webcast
Live Audio & Webcast: www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

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Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash Cost per GEO ⁽¹⁾
El Peñón
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,873	$ 491
Q1 2012	335,741	7.19	212.0	93.5	82.9	72,742	1,896,604	110,675	108,011	$ 442
Total 2011	1,452,090	7.05	215.9	93.0	84.0	306,184	8,470,112	475,586	473,607	$ 400
Q4 2011	363,796	6.91	200.1	93.1	83.9	75,407	1,981,806	115,043	116,174	$ 413
Q3 2011	367,503	6.77	215.4	93.6	86.8	76,347	2,213,974	120,627	125,600	$ 407
Q2 2011	362,778	7.64	220.2	93.4	85.1	80,861	2,162,850	124,118	117,030	$ 382
Q1 2011	358,013	6.91	227.8	92.0	79.9	73,568	2,111,482	115,798	114,803	$ 397
Minera Florida
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$ 811
Q1 2012	228,994	3.70	25.2	81.4	62.4	22,101	130,191	24,705	26,354	$ 748
Total 2011	920,388	3.50	38.5	84.0	68.3	86,914	791,173	102,738	101,565	$ 591
Q4 2011	207,147	3.37	50.2	83.5	68.9	18,326	241,208	23,151	23,219	$ 706
Q3 2011	242,670	3.45	38.0	84.0	67.6	22,569	200,399	26,577	28,717	$ 588
Q2 2011	238,287	3.43	31.8	83.9	68.0	22,034	167,114	25,376	22,831	$ 614
Q1 2011	232,284	3.78	35.2	84.6	68.7	23,986	182,453	27,635	26,798	$ 476

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO(1)
Chapada
Q2 2012	5,802,649	0.30	59.8	35,697	34,352	$ (2,207)	$ 302
Q1 2012	4,487,496	0.29	59.6	24,541	25,970	$ (1,473)	$ 348
Total 2011	20,581,385	0.32	63.8	135,347	129,419	$ (2,454)	$ 319
Q4 2011	5,559,778	0.32	60.5	34,313	33,146	$ (1,715)	$ 320
Q3 2011	5,075,556	0.33	66.0	36,075	28,618	$ (2,045)	$ 329
Q2 2011	4,857,313	0.32	64.3	31,566	34,260	$ (3,555)	$ 342
Q1 2011	5,088,739	0.32	64.7	33,392	33,395	$ (2,615)	$ 286

	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO(1)
Jacobina
Q2 2012	523,603	1.75	95.1	28,005	27,852		$ 735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$ 666
Total 2011	2,148,275	1.89	93.3	121,675	123,323		$ 643
Q4 2011	527,537	2.03	93.4	31,983	32,904		$ 646
Q3 2011	559,207	1.89	92.9	31,567	30,528		$ 654
Q2 2011	532,496	1.74	93.4	27,806	28,354		$ 663
Q1 2011	529,035	1.91	93.5	30,319	31,537		$ 611
Fazenda Brasileiro
Q2 2012	251,430	2.27	88.4	16,219	14,048		$ 827
Q1 2012	270,292	1.84	88.1	14,059	14,536		$ 1,037
Total 2011	936,459	2.07	88.4	55,163	56,907		$ 937
Q4 2011	234,767	2.33	88.1	15,568	16,430		$ 915
Q3 2011	249,752	1.99	89.9	14,335	14,534		$ 940
Q2 2011	246,551	2.02	87.5	14,007	13,052		$ 934
Q1 2011	205,389	1.93	88.2	11,252	12,891		$ 968

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO ⁽¹⁾
Gualcamayo
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$ 547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$ 436
Total 2011	7,578,156	0.97	68.4	158,847	160,326	$ 441
Q4 2011	1,955,094	0.99	65.4	40,676	40,908	$ 424
Q3 2011	1,844,293	0.94	67.7	37,381	38,354	$ 442
Q2 2011	1,882,237	1.02	74.4	43,194	46,399	$ 399
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$ 507
Alumbrera
Q2 2012	1,218,825	0.44	71.2	12,359	3,242	$ 711
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	$ (1,270)
Total 2011	4,775,130	0.42	69.4	44,502	44,664	$ (1,448)
Q4 2011	1,176,148	0.30	68.3	7,746	9,709	$ (1,351)
Q3 2011	1,239,638	0.44	71.8	12,712	11,177	$ (1,216)
Q2 2011	1,227,348	0.47	68.2	12,670	12,367	$ (1,736)
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	$ (1,452)

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash Cost per GEO (1)
Mercedes
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$ 499
Q1 2012	136,063	5.9	83.6	93.7	28.4	22,016	96,887	23,953	29,041	$ 534

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Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper(1)
Chapada
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$ 1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$ 1.51
Total 2011	20,581,385	0.42	87.4	166.1	153.6	$ 1.29
Q4 2011	5,559,778	0.43	86.7	45.4	43.6	$ 1.20
Q3 2011	5,075,556	0.42	87.5	41.4	38.7	$ 1.45
Q2 2011	4,857,313	0.43	88.4	40.8	41.6	$ 1.32
Q1 2011	5,088,739	0.39	87.1	38.5	29.7	$ 1.21
Alumbrera
Q2 2012	1,218,825	0.45	85.9	10.5	2.3	$ 1.41
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$ 1.85
Total 2011	4,775,130	0.40	77.2	32.2	31.5	$ 1.82
Q4 2011	1,176,148	0.30	78.9	6.2	7.7	$ 2.59
Q3 2011	1,239,638	0.44	79.5	9.5	7.9	$ 1.58
Q2 2011	1,227,348	0.45	77.2	9.3	8.8	$ 1.54
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$ 1.85

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AVERAGE CASH COSTS

The Company discloses “average cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Average cash costs are computed both on a co-product and by-product basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of average cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

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ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

●	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
●	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
●	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
●
Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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